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10026751

RECD S.E.C.
MAR 18 2010
503

UNITEDSTATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51605

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY) X

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ViewTrade Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7208 West Palmetto Park Road, Suite 105
(No. and Street)

Boca Raton	FL	33433
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Megan Wallace 561-620-0306
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Megan Wallace, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ViewTrade Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WAYNE R. KOCZAK
MY COMMISSION # DD 573764
EXPIRES: July 13, 2010
Bonded Thru Notary Public Underwriters

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VIEWTRADE SECURITIES, INC.

TABLE OF CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
ViewTrade Securities, Inc.

We have audited the accompanying statement of financial condition of ViewTrade Securities, Inc. (the "Company") as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ViewTrade Securities, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 16, 2010

VIEWTRADE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$	329,855
Due from clearing brokers		759,757
Due from related party (Note 3)		2,091,306
Deposits with clearing brokers		200,000
Securities owned, at fair value (Note 2)		83,580
Property, equipment and software, net of accumulated depreciation and amortization of $734,897		180,952
Other receivables		95,843
Other assets		32,888
Total assets	**$**	**3,774,181**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Due to related party (Note 3)	$	240,200
Accounts payable		169,448
Accrued commissions, payroll and bonuses		198,900
Other liabilities		17,382
Notes payable (Note 7)		5,400
Total liabilities		631,330
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS (Note 6)		324,000
COMMITMENTS AND CONTINGENCIES (Notes 3 and 8)		
SHAREHOLDER'S EQUITY: (Note 5)		
Common stock, $0.01 par value; 1,000 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		1,932,299
Retained earnings		886,551
Total shareholder's equity		2,818,851
Total liabilities and shareholder's equity	**$**	**3,774,181**

The accompanying notes are an integral part of this statement

VIEWTRADE SECURITIES, INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

ViewTrade Securities, Inc. (the "Company") was incorporated in Delaware in May 2000 as the successor to ViewTrade Securities LLC, founded in November 1999. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a wholly owned subsidiary of ViewTrade Holding Corporation ("VTH").

Clearing Agreement

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Revenue recognition

The Company records proprietary transactions, commission revenue and related expenses on a trade date basis.

Depreciation

The Company provides for depreciation of furniture, equipment and software on a straight-line basis over the estimated lives of the related assets ranging from 3 to 7 years.

Income Taxes

The Company files a consolidated federal income tax return with its parent and provides for income taxes if the Company filed separately. The Company, however, does not file consolidated for state income tax purposes. The Company accounts for income taxes in accordance with Accounting Standards Classification Topic 740-10, *Accounting for Income Taxes.* Under the asset and liability method of FASB ASC Topic 740-10, deferred tax assets and liabilities are recognized for the estimated future tax consequences or benefits attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (concluded)

Effective January 1, 2009, the Company adopted Financial Accounting Standards Board Accounting Standards Codification Topic 740-10, *Accounting for Uncertainty in Income Taxes,* which establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The Company's adoption of FASB ASC Topic 740-10 did not have a material effect on its consolidated financial position, results of operations or liquidity.

Valuation of Securities

Securities transactions are recorded on a trade-date basis and related charges in fair value are reflected in income.

The Company adopted the provisions of Account Standards Codification 820, "Fair Value Measurements" (ACS 820), effective January 1, 2008. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Valuation of Securities (continued)

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values investments in securities and securities sold, not yet purchased that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

***NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (concluded)*

Valuation of Securities (concluded)

Many cash and over-the-counter (OTC) contracts have bid-and-ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies require that fair value be within the bid-ask range. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price. These securities are included in Level 1 of the fair value hierarchy.

The Company may trade in inverse trading securities. The fair value of the inverse trading securities is derived from transactions occurring in the marketplace, much like the OTC contracts described above. These securities are generally categorized in Level 2 of the fair value hierarchy.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's assets measured at fair value as of December 31, 2009.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2009
Assets				
Investments in securities, at fair value	$ -	$ 83,580	$ -	$ 83,580

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases office space, facilities and equipment from unrelated parties under noncancellable operating leases. At December 31, 2009, aggregate minimum future rental commitments under these leases with initial or remaining terms in excess of one year are as follows:

Year	Amount
2010	$ 278,501
2011	281,686
2012	285,046
2013	288,579
2014	222,722
Thereafter	990,132
	$ 2,346,666

Total rental expense of $308,431 including the noncancellable leases referred to above, was charged to operations during the year ended December 31, 2009.

In addition, at December 31, 2009, the Company had advances to its parent of $2,091,306. The Company also has a payable of $240,200 to another related entity. Both the advance and the payable are non-interest bearing, and are due on demand.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
(Continued)

NOTE 4 - INCOME TAXES

For the year ended December 31, 2009, the Company recorded an income tax provision resulting from income recorded on a separate company basis. The recorded income tax provision of $207,167 is higher than the expected 34% income tax rate due to state income taxes, federal statutory rates and the under accrual of previous year income taxes flowing through the current year. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

NOTE 5- NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2009, the Company had net capital and net capital requirements of $723,799 and $100,000. The Company's net capital ratio (aggregate indebtedness to net capital) was .87 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

At December 31, 2009, the liabilities subordinated to claims of general creditors shown on the accompanying statement of financial condition represents amounts owed to individuals under three separate subordinated loan agreements. The notes bear interest at 7% and are due on November 15, 2010. The notes are approved by the Financial Industry Regulatory Authority, Inc. as subordinated loans, and thus are available in the computation of net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they cannot be repaid.

NOTE 7 - NOTES PAYABLE

As of December 31, 2009, the Company had a note payable to a non related entity of $5,400. This note bears interest at prime plus 3% at the date of issuance, and is payable in monthly installments of principal and interest. The final installment will be paid in March of 2010.

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company is in business as a securities broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. The Company is a retail brokerage house and deals primarily in equity securities which it buys and sells on behalf of its customers on a fully disclosed basis, and for itself in its own trading activities.

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In the Company's trading activities, the Company has purchased securities for its own account and may incur losses if the market value of these securities declines subsequent to December 31, 2009.

The Company's financial instruments, including cash and cash equivalents, receivables, payables and other liabilities are carried at amounts that approximate fair value, due to the short-term nature of the instruments. Securities owned and securities are valued at fair value using quoted market prices.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable and deposit from this clearing broker could be subject to forfeiture.

Cash shown on the accompanying statement of financial condition is deposited in bank accounts that is in excess of the federally insured amount of $250,000 by $79,855.

NOTE 9 - SUBSEQUENT EVENTS

The Partnership has performed an evaluation of subsequent events through February 16, 2010 which is the date that the financial statements were available to be issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

VIEWTRADE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS